2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining provides new Resource Estimate for Norrliden Massive Sulphide Deposit and updates recent Exploration Drilling Successes in Sweden

June 21, 2006 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that exploration drilling by its wholly owned subsidiary, Lundin Mining Exploration AB, is underway at the Norrliden polymetallic massive sulphide deposit located less than 40 km east of its operating Storliden mine in the Skellefte district of northern Sweden. A new resource estimate for the Norrliden deposit has been prepared. New copper -rich sulphide mineralization has also been discovered by exploration drilling at its Copperstone project also in northern Sweden. Additionally, deep exploration drilling at the Zinkgruvan mine in southern Sweden has discovered new high-grade zinc-lead-silver mineralization.

Norrliden

The Norrliden property is jointly owned by Lundin Mining (90%) and International Gold Exploration (10%). The Norrliden polymetallic volcanogenic massive sulphide ("VMS") deposit is hosted by the same Proterozoic-age (1890 Ma) Skellefte Group volcanic rocks that host the Boliden, Kristineberg, Renström, Petiknäs and Storliden VMS deposits . Over 20 polymetallic VMS deposits have been mined in the Skellefte district of northern Sweden since the 1930's. The Norrliden deposit was previously explored and drilled by the Swedish Geological Survey ("SGU") followed by North Atlantic Natural Resources ("NAN"); NAN is owned by Lundin Mining. No mining activity has taken place at this deposit.

The Norrliden deposit is located 40 road km east of Lundin Mining's high-grade Storliden copper-zinc mine, operated under agreement by Boliden Mineral AB, and 50 km west of the town of Boliden where the Storliden ore is trucked and processed under a joint venture agreement with Boliden Mineral AB. A 43-101 technical report (Adam Wheeler, C Eng., Eur Ing. Consulting Mining Engineer, May 2006) including a new JORC-code compliant resource has been recently prepared and filed with SEDAR (www.sedar.com). The resource estimate has been reconciled to CIM category standards. The resource at Norrliden is estimated as follows:

Resource Summary

ZONE	Tonnes	Zn	Pb	Cu	Au	Ag
	(x1000)	(%)	(%)	(%)	(g/t)	(g/t)

Indicated	568	4.9	0.4	0.8	0.9	59.7
Inferred	948	4.0	0.4	0.8	0.7	59.1

Notes: Based on block cut -off of USD 15/t and a minimum 3 metre minimum mining width.

The Norrliden deposit is comprised of two closely spaced, steeply dipping massive sulphide lenses that have been explored to a present maximum vertical depth from surface of approximately 225 metres. The massive sulphide mineralization is open downdip below the outlined estimated resource. Below this resource a previous sub-vertical drillhole (NN99-10) intercepted at 288 meters depth a 0.47 meter (0.3 metre true width) interval grading 22.3% Zn, 4.5% Pb, 1.5% Cu, 0.5 ppm Au and 408 ppm Ag. This short sulphide interval is truncated by a post-mineral dyke suggesting the potential for a larger high-grade massive sulphide body at depth. An exploration program has commenced on the property and will target the open down-dip extension of the known massive sulphide resource to a depth of about 500 vertical metres from surface with two phases of drilling. Down-hole transient electromagnetics ("TEM") geophysical surveying will be carried out prior to the second phase of target testing. The objective of this advanced exploration program is to identify additional tonnage of higher grade massive sulphide mineralization to increase the known resource base prior to a mine feasibility study.

Lundin Mining Corporation
News Release

Copperstone

At its Copperstone project, also located in northern Sweden approximately 25 km northeast of the company's Storliden mine, exploration drilling has discovered a new centre, Sandberg, of copper -rich sulphide mineralization. The Sandberget target is located 5.5 km northwest of the Eva massive sulphide deposit discovered in 2005 (refer to news release as of May 26, 2005). Drillhole LSB0600 1 intercepted 2.1% Cu over 3 metres along a downhole depth of 66.85 to 69.85 metres. The copper mineralization is hosted by strongly altered felsic volcanic rocks and associated with stratabound pyrrhotite and chalcopyrite stringer type veins commonly associated with massive sulphide mineralization. This initial exploration drillhole was targeting a coincident magnetics -TEM geophysical anomaly but, due to logistical reasons, the main anomaly has not yet been tested. Assays show a 30 metre thick horizon with anomalous copper values and minor gold enrichment suggesting that the intersected stratabound copper mineralization could be the proximal edge of a new massive sulphide centre represented by the main geophysical anomaly. Additional drilling is planned.

Zinkgruvan

At the company's Zinkgruvan mine in southern Sweden significant zinc -lead-silver sulphide mineralization was drill-intercepted from a surface exploration hole at a downhole depth of 797.3 to 807.4 metres (6.1 metres true width) grading 14.3% Zn, 4.8% Pb and 110 g/t Ag. This intercept is located over 100 metres horizontally and over 150 metres vertically below the nearest defined mine resource. Additional exploration drilling from surface will continue to test the size and grade of this new zone of mineralization, located below the western part of the mine, to see what impact, if any, it will have on the mine's present and future resources and reserves . It is also planned to develop an exploration drift into this area for resource delineation purposes.

Mr. Karl-Axel Waplan, President and CEO of Lundin Mining, commented, "Our exploration strategy for Sweden is to focus on brownfields situations, like at Zinkgruvan and Norrliden, where we have a high probability of quickly adding to our zinc and copper -zinc resource base but also on the most promising greenfields targets, such as at Copperstone, where we believe we are close to making a significant new discovery of copper-zinc mineralization. These new results provide substantial evidence that we are well on our way to achieving our exploration objectives in Sweden."

Drill core from Norra Norrliden and Copperstone were logged, split and sampled by Company personnel at facilities in the town of Malå. Samples were subsequently bagged, sealed and shipped to the preparation laboratory commissioned by ALS Chemex (www.alschemex.com) for the Company in Uppsala, Sweden. Samples were crushed and shipped by air transport to ALS Chemex analytical laboratories in Vancouver, Canada where they are analyzed for A g, As, Cu, Pb, S, Sb and Zn by ICP and Au by Fire assay methods. The drill program and technical data from Norra Norrliden and Copperstone are under the management of Alain Chevalier, professional geologist and Qualified Person pursuant to NI-43-101. The drill core from Zinkgruvan were logged, split, sampled and crushed by Company personnel at facilities in Zinkgruvan. Samples were shipped by air transport to ACME analytical laboratories Ltd in Vancouver, Canada where they are analysed (group 7 AR, 1.000 gm sample, aqua-regia digestion to 100 ml) by ICP-ES method. The drill program and technical data from Zinkgruvan are under the management of Lars Malmström, Qualified Person pursuant to NI-43-101.

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O -list.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Kjell Larsson, Vice President, Mining: +46 70 260 2140
Catarina Ihre, Manager Investor Relations: +46 70 607 92 63